UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

OmniAmerican Bancorp, Inc.

(Name of issuer)

Common Stock, par value $0.01 per share

(Title of class of securities)

68216R107

(CUSIP number)

December 31, 2011

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G/A

CUSIP No. 68216R107	Page 2 of 8 Pages

(1)	Names of reporting persons Clover Partners, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 780,801
(7) Sole dispositive power 0
(8) Shared dispositive power 780,801
(9)	Aggregate amount beneficially owned by each reporting person 780,801
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 6.9%
(12)	Type of reporting person (see instructions) PN, IA

*	SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13G/A

CUSIP No. 68216R107	Page 3 of 8 Pages

(1)	Names of reporting persons Clover Investments, L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 780,801
(7) Sole dispositive power 0
(8) Shared dispositive power 780,801
(9)	Aggregate amount beneficially owned by each reporting person 780,801
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 6.9%
(12)	Type of reporting person (see instructions) CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13G/A

CUSIP No. 68216R107	Page 4 of 8 Pages

(1)	Names of reporting persons Michael C. Mewhinney
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 780,801
(7) Sole dispositive power 0
(8) Shared dispositive power 780,801
(9)	Aggregate amount beneficially owned by each reporting person 780,801
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 6.9%
(12)	Type of reporting person (see instructions) IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

Page 5 of 8 Pages

SCHEDULE 13G/A

This Amended Schedule 13G is being filed on behalf of Clover Partners, L.P., a Texas limited partnership and the general partner of MHC Mutual Conversion Fund, L.P. (the “Fund”) and the manger of a certain managed account (the “GP”), Clover Investments, L.L.C., a Texas limited liability company and the general partner of the GP (“Clover”), and Michael C. Mewhinney, the principal of Clover, (collectively, the “Reporting Persons”), relating to common stock, par value $0.01 per share (the “Common Stock”), of OmniAmerican Bancorp, Inc., a Maryland corporation (the “Issuer”), purchased by the GP on behalf of a certain managed account and the Fund.

Item 1(a)	Name of Issuer.

OmniAmerican Bancorp, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

1320 S. University Drive

Suite 900

Fort Worth, TX 76107

Item 2(a)	Name of Person Filing.

Clover Partners, L.P.

Clover Investments, L.L.C.

Michael C. Mewhinney

Item 2(b)	Address of Principal Business Office.

100 Crescent Court, Suite 575

Dallas, TX 75201

Item 2(c)	Place of Organization.

Texas

Item 2(d)	Title of Class of Securities.

common stock, par value $0.01 per share (the “Common Stock”)

Item 2(e)	CUSIP Number.

68216R107

Page 6 of 8 Pages

Item 3 Reporting Person.

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a) ☐	Broker or dealer registered under section 15 of the Securities and Exchange Act of 1934 (the “Exchange Act”) (15 U.S.C. 78o).

(b) ☐	Bank as defined in section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c) ☐	Insurance company as defined in section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (the “Company Act”) (15 U.S.C. 80a-8).

(e) ☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E) under the Exchange Act.

(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F) under the Exchange Act.

(g) ☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G) under the Exchange Act.

(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) ☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Company Act (15 U.S.C. 80a-3).

(j) ☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J) under the Exchange Act.

Item 4	Ownership.

(a)	amount beneficially owned:

(i)	The Reporting Persons may each be deemed the beneficial owner of 780,801 shares of Common Stock.

(b)	percent of class:

(i)

The Reporting Persons are the beneficial owner of 6.9% of the outstanding shares of Common Stock. This percentage is determined by dividing the number of shares of Common Stock beneficially held by 11,272,375, the number of shares of Common Stock issued and outstanding as of November 4, 2011 according to the Issuer’s Current Report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2011.

Page 7 of 8 Pages

(c)	Number of shares as to which the person has:

(i)	Each Reporting Person may direct the vote and disposition of 780,801 shares of Common Stock.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 1

Joint Filing Agreement dated February 13, 2012 among Clover Partners, L.P., Clover Investments, L.L.C. and Michael C. Mewhinney.

Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2011

Clover Partners, L.P.

By:	Clover Investments, L.L.C., general partner

By:	/s/ Michael Mewhinney
Name: Michael Mewhinney
Title: Manager

Clover Investments, L.L.C.

By:	/s/ Michael Mewhinney
Name: Michael Mewhinney
Title: Manager

/s/ Michael C. Mewhinney
Michael C. Mewhinney